Filed Pursuant To Rule 433

Registration No. 333-180974

June 18, 2013

Mazza: GLD Better Diversifier Than Before

By Cinthia Murphy | June 17, 2013

The SPDR Gold Shares (NYSEArca: GLD) continues to lose assets, having now bled a net of $16.77 billion since the beginning of the year in what is its most impressive asset loss since it first came to market in 2004. But the relevance of the $44 billion ETF—the market’s largest physical gold fund—is untarnished, and in fact, might even be improved on the heels of gold’s sell-off, State Street Global Advisors’ Head of ETF Investment Strategy for Americas David Mazza said.

In an interview with IndexUniverse’s Cinthia Murphy, Mazza argued that in its 12-year rally, gold prices have seen corrections of this magnitude more than a handful of times, and as correlations between gold and other asset classes break down, GLD is emerging as an even better portfolio diversifier than before.

IU.com: Why is the physical market for gold holding up while the physical ETF market is falling? Why the disconnect?

David Mazza: Part of the uniqueness of gold is that the drivers of demand are global in nature, and they range between a variety of different areas. One of the most important of these drivers is investment demand, which consists of two parts—physical, as in bars and coins; and the investment side, such as the ETF market.

The investment demand accounts for 35 percent of total global demand for gold, and ETFs represent about 7 to 10 percent of that.

What we are seeing now is that after the asset price decline, the physical market has come back a little bit quicker than the ETF marketplace from a demand standpoint. Over the longer run, both will have similar importance, but due to the influence of some of these drivers such as physical demand in Asian countries, the ETF marketplace has been slower to pick up.

IU.com: Is the relevance of GLD compromised in a market for gold that’s no longer bullish? Some are forecasting gold at $1,200 an ounce by year-end.

Mazza: There is a greater bearish sentiment towards the price of gold than there has been for sometime. But I don’t think GLD’s relevance has changed significantly. Even with a marketplace that’s either bearish or bullish, GLD continues to serve as a tool for investors to express their views on the gold market.

One of the things that GLD has brought to the marketplace is that it has allowed investors to think about and invest in gold in their portfolios in a much more robust way than they could in the past.

IU.com: Do these asset flows out of GLD concern State Street? Most of your assets are in GLD and SPY alone.

Mazza: I can’t speak to the business concern of any of our products, because we like to look at our full offering. I can tell you that what we are focused on is GLD’s prominence in the marketplace, and the fact that GLD remains the largest physical gold ETF and the most liquid gold-based product out there.

IU.com: What’s your outlook on gold? When will the recovery we’ve seen in the physical market start to show up in the ETF space?

Mazza: It’s hard to predict when we may see that, because what we are broadly seeing in the gold market is investors certainly looking at this confluence of event that have impacted gold prices in the short term. The most important thing when we look at the recent performance of gold in the broader context is that we’ve seen a decrease in inflation expectations, and a strengthening in the U.S. dollar.

So a lot of the longer-term drivers—such as a rise in inflation—are still being questioned. We should expect continued volatility in the gold market in the short term, but as that begins to dissipate, investors will come back to the gold market through ETFs.

IU.com: Has the role of gold in an ETF portfolio changed at all? Someone told me recently that there’s no such thing anymore as a risk-free asset, no safe haven.

Mazza: That’s an interesting question. A lot of investors first came to gold, particularly in the ETF market, because gold had had a significant bull run over the long run. But even since 2001, we have seen seven pullbacks of more than 10 percent in the price of gold, and over that time frame, gold has continued on its performance.

What investors need to recognize is that gold has significant potential for not just benefiting portfolios because of returns, but also from a risk perspective. What we have actually seen this year is that gold correlation to other assets, such as commodities and equities and fixed income, has actually decreased.

So for investors looking to build a portfolio with the best risk-adjusted returns, gold could be additive in today’s marketplace. While there’s been volatility over the longer run, gold has a moderate volatility profile.

To build a portfolio that’s resilient in any market environment, investors may want to rethink gold and how it can potentially help reallocate from fixed income to equities.

IU.com: We have a Fed meeting this week. What do you expect will come from it?

Mazza: The largest thing that we’re going to be looking at is that the Bernanke Fed has made strides to say they want to have more communication. So now the market has been hanging on to every word they say. We know the market has been impacted since the comments on May 22, as investors began to reassess the tapering of QE.

But what investors need to focus on is on data points the Fed will be looking at, such as the employment situation—that’s what’s going to driving whether we are going to have tapering or tightening of QE, for instance.

There are two levers the Fed has: the increase of rates in the short end; and the discussion about further buying the Fed has to do, and we don’t anticipate the Fed will surprise in any of those fronts this week.

It’s important to listen to what they’re saying, but it’s more important to look at the data that they’re going to be looking at relative to any forecast they may have. I don’t think the Fed will be willing to bring any surprises to the market at a meeting in June.

IU.com: More of the same, then.

Mazza: Yes. But whether the price of gold is increasing or decreasing, GLD and other ETFs have helped investors express views on gold. That’s benefited the marketplace because investors large and small can now think about the benefits gold could have in a broad portfolio. These benefits do remain true today, and in some cases, look even more favorable now from a diversification standpoint, than they have in recent times.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.